UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1 ) *

                                 Mail-Well, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    560321101
                        ---------------------------------
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












                                Page 1 of 5 Pages

CUSIP No.  560321101              13G                        Page 2 of 5 Pages


--------------------------------------------------------------------------------
1)       Names of Reporting Persons
         SS or IRS Identification                Capital Southwest Corporation
         Number of Above Persons:                  75-1072796
--------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a)
         if a Member of a Group:                              (b)
                                                               Not Applicable
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Citizenship or Place of
         Organization:
                                                               United States
-------------------------------------------------------------------------------
5)       Number of Shares                   5) Sole Voting Power:      2,096,588
         Beneficially Owned                 6) Shared Voting Power:        -
         by Each Reporting                  7) Sole Dispositive Power: 2,096,588
         Person With:                       8) Shared Dispositive Power:   -
--------------------------------------------------------------------------------
9)       Aggregate Amount
         Beneficially Owned by
         Each Reporting Person:                                        2,096,588
--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount
         in Row 9 Excludes Certain Shares:
                                                               Not Applicable
------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row 9:
                                                               4.3%
------------------------------------------------------------------------------
12)      Type of Reporting Person:

                                                               CO
------------------------------------------------------------------------------

CUSIP No.  560321101              13G                        Page 3 of 5 Pages



Item 1(a).        Name of Issuer:                  Mail-Well, Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                                                   23 Iverness Way East
                                                   Englewood, CO  80112

Item 2(a).        Name of Person Filing:           Capital Southwest Corporation


Item 2(b).        Address of Principal Business Office or, if None, Residence:

                                                   12900 Preston Road, Suite 700
                                                   Dallas, TX  75230

Item 2(c).        Citizenship:                     United States

Item 2(d).        Title of Class of Securities:    Common Stock

Item 2(e).        CUSIP No.:                       560321101


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act

     (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

     (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

     (g)  [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(1)(ii)
              (G)(Note: See Item 7)

     (h)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)




CUSIP No.  560321101              13G                         Page 4 of 5 Pages



Item 4. Ownership.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Amount Beneficially Owned:                    Not applicable

          (b)  Percent of Class:

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:
               (ii)   shared power to vote or to direct the vote:
               (iii)  sole power to dispose or to direct the disposition of:
               (iv)   shared power to dispose or to direct the disposition of:


Item 5. Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].



Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.


Item 8. Identification and Classification of Members of the Group.

                  Not Applicable.


Item 9. Notice of Dissolution of Group.

                  Not Applicable.

CUSIP No.   560321101             13G                        Page 5 of 5 Pages



10.  Certification and Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         December 3, 1998
                                                     -----------------------
                                                                Date

                                                  Capital Southwest Corporation


                                                  By /s/ William R. Thomas
                                                     -----------------------
                                                         William R. Thomas
                                                         President